SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       UNIVERSAL INSURANCE HOLDINGS, INC.
                       ----------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    91359V107
                                    ---------
                                 (CUSIP Number)

                                Bradley I. Meier
                       Universal Insurance Holdings, Inc.
                       1110 W. Commercial Blvd., Suite 100
                         Fort Lauderdale, Florida 33309
                               Tel: (954) 958-1200
                               Fax: (954) 958-1202
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 8, 2008
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Bradley I. Meier

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /    (b) / /
                                                             ------------------

           Inapplicable

3          SEC USE ONLY

4          SOURCE OF FUNDS

           OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): / /
              -----------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         18,884,146(1)

8        SHARED VOTING POWER

         1,896,960

9        SOLE DISPOSITIVE POWER

         18,884,146(2)

10       SHARED DISPOSITIVE POWER

         1,896,960

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,262,537(3)

----------------------
(1) This amount includes an aggregate of 731,431 shares of Common Stock acquired by the reporting person on April 8, 2008 upon exercises of stock options, which shares have not yet been issued.

(2)  See footnote 1 above.

(3)  See footnote 1 above.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         50.76%

14       TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                       UNIVERSAL INSURANCE HOLDINGS, INC.

                                  INTRODUCTION

     This Amendment No. 4 to Schedule 13D is being filed by Bradley I. Meier. Mr. Meier filed an original Schedule 13D with the Securities and Exchange Commission (the "Commission") dated February 10, 2005 (the "Original 13D"). The Original 13D was amended by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the Commission dated May 5, 2005, Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the Commission dated August 24, 2007, and Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed with the Commission on December 20, 2007. Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

ITEM 1.  SECURITY AND ISSUER.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Name:  Bradley I. Meier

         (b)  Business Address: c/o Universal Insurance Holdings,  Inc., 1110
              W. Commercial Blvd., Suite 100, Fort Lauderdale,  Florida  33309

         (c) Principal Occupation: President and CEO of Universal Insurance Holdings, Inc.

         (d) During the last five years, Mr. Meier has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Meier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

         (f)  Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED TO PROVIDE THE FOLLOWING
         INFORMATION:

         This Amendment No. 4 relates to Mr. Meier's exercise of options to acquire a total of 1,250,000 shares of Common Stock on April 8, 2008 (the "Option Transaction Date"). These stock options were previously granted by the Company to Mr. Meier pursuant to stock option agreements entered into by the Company and Mr. Meier. Of the options exercised, 250,000 shares had an exercise price of $1.63 per share and 1,000,000 shares had an exercise price of $0.06 per share. Mr. Meier's exercise of the foregoing stock options was accomplished via a "cashless" exercise, whereby Mr. Meier surrendered his right to receive an aggregate of 518,569 shares of Common Stock in order to cover the cost required for the exercise of the options and the statutory tax liability associated with such exercise. The Company will issue an aggregate of 731,431 shares of Common Stock
         (the "Shares") to Mr. Meier as a result of his "cashless" exercise of the foregoing stock options.

         Immediately prior to the Option Transaction Date, Mr. Meier beneficially owned 20,781,106 shares of Company Common Stock. Currently, Mr. Meier beneficially owns 20,262,537(4) shares of Company Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         ITEM 4 OF THE SCHEDULE 13D IS HEREBY AMENDED TO PROVIDE THE FOLLOWING
         INFORMATION:

         Mr. Meier exercised his options to acquire the Shares as part of his personal long-term investment strategy for asset diversification and liquidity.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED IN ITS ENTIRETY AS
         FOLLOWS:

         Mr. Meier beneficially owns an aggregate of 20,262,537(5) shares  of
         Common  Stock  (which   includes   options  to  purchase 3,095,000
         shares of Company Common Stock exercisable within 60 days hereof), which represents 50.76% of the outstanding shares of Company Common Stock. This percentage is based on 39,922,157 shares of Common Stock outstanding as of March 31, 2008, as reported in the Company's Definitive Proxy Statement on Schedule 14A filed with the Commission on April 14, 2008.

         Of the 20,262,537 shares of Common Stock beneficially owned by Mr. Meier, Mr. Meier (i) has the sole power to vote and the sole power to dispose of 18,884,146(6) shares, and (ii) shares voting and dispositive power, with respect to an aggregate of 1,896,960 shares

-------------------
(4)  See footnote 1 above.

(5)  See footnote 1 above.

(6)  See footnote 1 above.

(7) Belmer Partners was a Florida general partnership that was dissolved effective as of May 31, 2007. Phylis R. Meier, Mr. Meier's mother, was the managing general partner, and Mr. Meier, Norman M. Meier, Mr. Meier's father, and Eric Meier and Lynda Meier, Mr. Meier's siblings, were general partners, of Belmer. The 30,000 shares of the Company's Series A and Series M Preferred Stock beneficially owned by Belmer are currently being held by Phylis R. Meier in constructive trust for Phylis R. Meier, Mr. Meier, Norman M. Meier, Eric Meier and Lynda Meier, the former general partners of Belmer, until such shares are distributed to them.

         of Common Stock, which include (A) an aggregate of 228,728 shares of Common Stock issuable upon conversion of Series A and Series M Preferred Stock beneficially owned by Belmer Partners,(7) of which Mr. Meier was a general partner, and (B) the following shares of Common Stock, which are subject to proxies granting voting power to Mr. Meier as follows: (1) 333,792 shares owned by Phyllis Meier, Mr. Meier's mother, (2) 666,540 shares owned by Norman Meier, Mr. Meier's father;
         (3) an additional 17,900 shares over which Mr. Meier has voting power; and (4) options to purchase an aggregate of 650,000 shares of Common Stock owned by Norman Meier, Mr. Meier's father.

         Information regarding Phyllis Meier and Norman Meier is set forth below:

         Name:  Phyllis Meier and Norman Meier

         Business Address: c/o Universal Insurance Holdings, Inc., 1110 W. Commercial Blvd., Suite 100, Fort Lauderdale, Florida 33309

         Principal Occupation: Norman Meier - Executive Chairman of DermWorx, Inc.; Phyllis Meier - Investor

         During the last five years, neither Phyllis Meier nor Norman Meier has been convicted in a criminal proceeding.

         During the last five years, neither Phyllis Meier nor Norman Meier has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

         Citizenship:  United States

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 18, 2008



                                          By: /s/ Bradley I. Meier
                                          -------------------------
                                          Name: Bradley I. Meier






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